Global Legal,

Compliance, Regulatory

Affairs and Government Affairs

80 Pine Street, 13th Floor

New York, NY 10005

www.aig.com

James J. Killerlane III

Associate General

Counsel and Assistant Secretary

T 212 770 8111

F 866 215 0326

james.killerlane@aig.com

April 10, 2018

VIA EDGAR CORRESPONDENCE

Mr. Jim Rosenberg

Mr. Frank Wyman

Office of Healthcare & Insurance

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 4720

Washington, D.C. 20549

Re:   American International Group, Inc.

Form 10-K for the Year Ended December 31, 2017

Filed February 16, 2018

File No. 001-08787

Dear Messrs. Rosenberg and Wyman:

We are in receipt of your letter dated March 28, 2018 with respect to American International Group, Inc.’s (“AIG,” “we,” or “our”) Annual Report on Form 10-K for the year ended December 31, 2017 (“Form 10-K”). This letter sets forth our response to the Staff’s comments contained in your letter.

We have repeated your comments below to facilitate your review.

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Item 1A Risk Factors

The USA Patriot Act, the Office of Foreign Assets Control and similar laws that apply to us may expose us to significant penalties, page 26

1.   In your letter to us dated January 15, 2015, you discussed possible contacts with Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and/or export controls. You do not provide disclosure about Syria or Sudan in your Form 10-K. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria or Sudan since your 2015 letter, including contacts with their governments, whether through subsidiaries, re-insurers, clients, brokers, affiliates, or other direct or indirect arrangements. Please also discuss the materiality of any contacts in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decisions. Tell us the approximate dollar amounts of any revenues, assets, and liabilities associated with Syria or and Sudan for the last three fiscal years and the subsequent interim period. Address the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

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AIG Response

As initially described in AIG’s letter to the Commission, dated April 7, 2011, AIG continues to maintain and keep updated a Global Economic Sanctions Policy (hereinafter, the “Sanctions Policy”) whereby all AIG businesses are required to comply with all U.S. sanctions law and regulations. The Sanctions Policy, and the compliance process and procedures thereunder, apply to AIG and all of its subsidiaries and their branches, wherever they are located or doing business. The Sanctions Policy, and the compliance process and procedures thereunder, provide the basis for the following responses. Additionally, we note that in 2017, the U.S. revoked the comprehensive sanctions program targeting Sudan and its government, leaving only more limited sanctions regarding Sudan and Darfur in place.

Neither AIG nor any of its subsidiaries or their branches has any operations, employees or agents in Syria or Sudan. Further, neither AIG nor any of its subsidiaries or their branches markets or sells insurance in Syria or Sudan. Like other multinational companies, AIG’s subsidiaries and their branches conduct business with many parties around the world, and these parties may themselves have business contacts with Syria or Sudan. To the extent that any insurance transaction engaged in by any AIG entity with any such party is found to involve or produce a claim from a prohibited party, as defined by U.S. laws or regulations applicable to Syria or Sudan, AIG has processes in place to take the actions that may be required by U.S. law, including to submit any appropriate notifications to the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”).

In addition to writing insurance, AIG’s subsidiaries make investments throughout the world. Consistent with the Sanctions Policy, AIG’s investment process includes due diligence procedures designed to identify the extent of any business that an investment counterparty has with Syria or Sudan (and other targets of U.S. sanctions). To the best of AIG’s knowledge, none of AIG’s subsidiaries has invested in any entity that is a national of Syria or Sudan or is otherwise an entity that is covered by U.S. sanctions applicable to Syria or Sudan.

With respect to the materiality of contacts with Syria and Sudan, the issuance of insurance coverage to third parties engaged in global commerce does not allow for a quantitative analysis of AIG’s insurance portfolio for potential exposure based on accidents or other events in any given geographic region because the coverages are not static and depend on the business being conducted by AIG’s insureds. However, qualitatively, AIG’s sanctions compliance program is extensive and is designed to minimize the risk of noncompliance with applicable rules and regulations. In addition to AIG’s Sanctions Policy, AIG has an extensive global compliance structure, including, but not limited to, periodic employee training to enhance employee knowledge and awareness and promote compliance. Given the breadth of clients and premiums associated with AIG’s global insurance business, the level of insurance-related transactions that may involve or produce a claim from a prohibited party, as defined by U.S. laws or regulations applicable to Syria or Sudan, is de minimis based on AIG’s understanding of the applicable regulatory guidance and therefore does not present a material risk to AIG’s global insurance business.

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AIG’s Sanctions Policy is applicable to all AIG-controlled entities, including those engaged in the investment of AIG assets. Before investments are made, AIG’s Sanctions Policy requires that appropriate sanctions compliance due diligence be conducted. To the best of AIG’s knowledge, no investment is made in any entity that is a national of Syria or Sudan or is otherwise an entity that is covered by U.S. sanctions applicable to Syria or Sudan, even if those entities are located or domiciled outside of Syria or Sudan. As in the insurance context, AIG-controlled entities may enter into privately placed and privately negotiated investment transactions1 or other financial transactions with other parties around the world, and these parties may themselves have business contacts with Syria or Sudan. As part of due diligence, these investment transactions are evaluated for sanctioned-country exposures. In cases where sanctioned-country exposures are identified, no investment is made unless the counterparty’s exposure to Syria or Sudan is de minimis based on total sales/revenues, consistent with AIG’s understanding of the applicable regulatory guidance. Furthermore, customary “use of proceeds” covenants typically included in debt private placement transaction documents ensure that proceeds from such investments do not directly support a borrower’s business dealings with Syria or Sudan in a way that would violate U.S. law. In no case is AIG’s potential indirect exposure through investments in third parties that have business dealings in sanctioned countries material to AIG, its operations or its financial results.

As detailed in the above response, AIG believes that by any objective standard, its contacts with each of Syria and Sudan would be considered de minimis and therefore would not be deemed important to a reasonable investor in making an investment decision about AIG. Furthermore, because AIG believes that its insurance and investment operations are in compliance in all material respects with U.S. sanctions law and regulations, it also therefore believes that it is unlikely that governments, universities or other investors would apply divestment or similar initiatives to their decision-making processes when considering an investment in AIG.

Notes to Consolidated Financial Statements

13. Insurance Liabilities

Liability for Unpaid Losses and Loss Adjustment Expenses (Loss Reserves)

Loss Development Information

Supplemental Information, page 237

1 AIG entities also invest in and trade in publicly listed securities and securities registered with relevant securities regulators around the globe. This response does not address ordinary course investment activity in publicly traded securities.

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2.	Please provide us an analysis supporting your presentation of the Adverse Development Reinsurance Agreement as a separate column rather than reflecting its impact for each year within each accident year within the development tables. Guidance in ASC 944-40- 50-4B indicates that amounts in the tables for incurred/paid claims and allocated claim adjustment expenses should be presented on a net basis after risk mitigation through reinsurance. In addition, tell us the terms governing NICO’s payment obligations under the agreement. In this regard, there does not appear to have been any payments to you from NICO during 2017 based on information in the column "paid impact of Adverse Development Reinsurance Agreement" within the tables titled "cumulative paid losses and allocated loss adjustment expenses, net of reinsurance."

AIG Response

As disclosed in our 2017 10-K (pages 221 and 222), we entered into an Adverse Development Cover (“ADC”) reinsurance agreement with National Indemnity Company (“NICO”), a subsidiary of Berkshire Hathaway Inc. (“Berkshire”), under which we transferred to NICO 80 percent of the reserve risk on substantially all of our U.S. commercial long-tail exposures for accident years 2015 and prior. This agreement is accounted for as retroactive reinsurance under ASC 944-605-25 and ASC 944-605-35 as it covers past insurable events.

Under this agreement, we ceded to NICO 80 percent of the net paid losses on subject business paid on or after January 1, 2016, in excess of $25 billion of net paid losses, up to an aggregate limit of $25 billion. At NICO’s 80 percent share, NICO’s limit of liability under the contract is $20 billion. The covered losses ceded to NICO were $13.1 billion and the remaining limit was $6.9 billion at December 31, 2017. We paid $10.2 billion to NICO for this coverage.

We have not received any payments from NICO under the ADC as total paid claims subject to the agreement as of December 31, 2017 were below the $25 billion attachment point.

Our response to the above Staff comment is provided in two sections below, the first addressing our approach to disclosure of the impact on the loss development tables and the second addressing the payment obligations under the agreement:

1.	Analysis supporting the presentation of Adverse Development Reinsurance Agreement as a separate column:

Financial Accounting Standards Board Accounting Standards Update 2015-09, Disclosures about Short Duration Contracts (the “ASU”), effective December 31, 2016, indicates the loss development tables should be net of reinsurance ceded. The ASU does not specifically address how the impact of retroactive reinsurance agreements should be reflected in the tables. The objectives of the disclosure requirements of the ASU include providing users of the financial statements with more transparent information about initial loss estimates and subsequent adjustments to those estimates. The Basis for Conclusions of the ASU describes that insurers should consider the information that is most useful to the users of the financial statements as follows BC32. “[T]he Board decided that the [loss development triangles and other items] should be communicated in a manner that allows users to understand the amount, timing, and uncertainty of cash flows arising from its contracts in light of relevant circumstances (such as, but not limited to, business combinations and the effect of foreign currency exchange rate changes).”

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Complexities arise when insurers cede insurance on a retrospective basis, especially if the reinsurance is significant to the entity. We considered the retroactive and aggregate nature of the ADC, the coverage of a portfolio of product lines (thereby impacting several loss development tables) over multiple accident years (2015 and prior) and the overall magnitude of the covered reserves in making our judgment on how to best reflect the impact of the reinsurance agreement within the development tables to provide users with meaningful information with which to assess loss development trends as intended by the accounting guidance. The product lines covered under the agreement include US Workers’ Compensation, US Excess Casualty, US Other Casualty, US Financial Lines, US Property and Special Risks and US Personal Insurance. Our disclosure shows a separate column for the ADC providing transparency to users of the financial statements. In addition, our disclosure includes a column “2017 (Net of Impact of Adverse Development Reinsurance Agreement)” that provides accident year losses net of the ADC. The presentation of the ADC in a separate column allowed us to preserve the accident year loss trends of these product lines without distortion.

In order to illustrate this distortion, refer to the U.S. Excess Casualty table as presented in our Form 10-K (reprinted below). If the effects of the ADC in the “2017 (Net of Impact of Adverse Development Reinsurance Agreement)” column were only presented beginning from the effective date and replaced the 2017 column in the table to the left, the change in cumulative incurred loss in 2017 for the various relevant prior accident years would have implied favorable development of $2,883 million ($254 million adverse development less the impact of the ADC of $3,137 million) when, in reality, we had unfavorable loss development of $254 million. We believe this presentation would be misleading as we did not experience favorable development.

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Incurred Losses and Allocated Loss Adjustment Expenses, Undiscounted and Net of Reinsurance

	Years Ended December 31, *(dollars in millions)*										December 31, 2017					
Accident Year	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2017 Prior Year Development Excluding the Impact of Adverse Development Reinsurance Agreement	Total of IBNR Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Claims	Incurred Impact of Adverse Development Reinsurance Agreement	2017 (Net of Impact of Adverse Development Reinsurance Agreement)	Total of IBNR Liabilities Net of Impact of Adverse Development Reinsurance Agreement
	Unaudited															
2008	$ 1,948	$ 1,968	$ 2,146	$ 1,933	$ 1,819	$ 1,875	$ 1,714	$ 1,662	$ 1,635	$ 1,658	$ 23	$ 188	4,662	$ (176)	$ 1,482	$ 12
2009		1,831	1,897	1,797	1,638	1,457	1,321	1,407	1,518	1,522	4	210	3,789	(169)	1,353	41
2010			1,863	2,076	2,076	1,771	1,640	1,723	1,719	1,706	(13)	359	3,588	(260)	1,446	99
2011				1,766	1,807	1,581	1,416	1,521	1,606	1,623	17	350	3,520	(256)	1,367	94
2012					1,588	1,382	1,226	1,477	1,530	1,481	(49)	371	3,398	(323)	1,158	48
2013						1,073	973	1,113	1,258	1,178	(80)	441	2,722	(309)	869	132
2014							849	968	1,157	1,135	(22)	583	2,088	(355)	780	228
2015								892	1,334	1,320	(14)	602	1,770	(425)	895	177
2016									790	1,029	239	870	1,061	-	1,029	870
2017										758		725	376	-	758	725
Total										$ 13,410	$ 105			$ (2,273)	$ 11,137	
Cumulative Paid Losses and Allocated Loss Adjustment Expenses, Net of Reinsurance from the table below										(7,120)	-			-	(7,120)	
Liabilities for losses and loss adjustment expenses and prior year development before accident year 2008, net of reinsurance										1,649	141			(864)	785	
Unallocated loss adjustment expense prior year development											8					
Liabilities for losses and loss adjustment expenses and prior year loss development, net of reinsurance										$ 7,939	$ 254			$ (3,137)	$ 4,802

In connection with the implementation of these new disclosures, we analyzed various alternatives for presenting the impact of the ADC and concluded that our selected presentation provides greater transparency about our initial loss estimates and subsequent adjustments to those loss estimates in accordance with the objective of the ASU. We also considered the following alternatives to present the impact of the ADC reinsurance agreement:

a)	Restatement of the historical information for the prior years included in the loss development tables to reflect the impacts of the retroactive reinsurance. We concluded that this presentation would provide users of the financial statements with less relevant information and transparency about our initial loss estimates and subsequent adjustments to those estimates. It would also be distorted by the absence of the consideration paid for the ADC coverage. Further, restating the historical information would display the effects of the ADC for accident years prior to when the contract was executed which would distort the loss development trends by obscuring past incurred loss development.
b)	Presenting the impact of retroactive reinsurance as a reconciling item. This presentation would not impact the loss development trends within the tables, but also would not present the information net of reinsurance, as required under paragraph ASC 944-40-50-4B. We therefore rejected this alternative.

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2.	Terms governing NICO’s payment obligations under the agreement

The Staff has correctly noted NICO’s payment obligations have not been triggered in 2017. As referred to above, total paid claims subject to the ADC as of December 31, 2017, were below the $25 billion attachment point, hence the paid loss tables were not impacted by the ADC as NICO’s payment obligation was not triggered in 2017.

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If you have any questions or require any additional information, please do not hesitate to contact me at (212) 770-8111.

Very truly yours,

/s/ James J. Killerlane III
Associate General Counsel and Assistant Secretary American International Group, Inc.
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